Exhibit 100.1

NICE Wins Two 2018 Communications Solutions Product of the Year
Awards by TMCnet Recognizing Innovation

NICE Real-Time Authentication and GDPR Compliance Center honored for offering ground-breaking solutions that deliver unprecedented value

Hoboken, N.J., September 18, 2018 – NICE (Nasdaq: NICE) today announced that TMCnet has recognized two NICE offerings by presenting them with 2018 Communications Solutions Product of the Year awards. NICE Real-Time Authentication (RTA) won the award for the second year consecutively, reaffirming the offerings unique ability to continually innovate and deliver novel, leading-edge authentication across multiple channels seamlessly and accurately. NICE GDPR Compliance Center received the award for offering an advanced, timely and dedicated recording solution to contact centers facing challenges related to complying with the most talked about regulation of the year.

“It gives me great pleasure to honor two NICE solutions with the 2018 Communications Solutions Products of the Year Award,” said Rich Tehrani, CEO, TMC. “True leaders within their market segments, NICE RTA and NICE GDPR Compliance Center represent the best-of-the-best communications products and solutions available today.”

A unique solution for GDPR compliance, the NICE Compliance Center offers mission critical mechanisms to put privacy at the top of the IT practices' agenda through advanced data tagging, dashboards to support the right to be forgotten requests and a Policy Manager application to ensure private data is not kept beyond the time needed. A holistic solution, the NICE Compliance Center goes beyond GDPR to automate contact center compliance needs with mission critical mechanisms for regulations such as PCI DSS, GDPR, MiFID, Dodd-Frank, and more.

NICE RTA provides a one stop shop for authentication in the contact center. It keeps the fraudsters out, lets the good guys in, and does all this with zero customer effort. Combining multiple seamless authentication factors in an optimal way, it ensures all callers are authenticated from day one, shortening time to value. NICE RTA helps organizations apply the optimal authentication factor, or factors, automatically and in real-time to ensure end-to-end protection while keeping authentication costs to minimum.

Miki Migdal, President, NICE Enterprise Product Group, said, "NICE leverages its market leading recording platform to develop advanced applicative solutions that address the most pressing pain points of contact centers - from fraud to compliance and through authentication. Both our RTA and GDPR Compliance Center solutions build upon NICE Engage Recording to power better processes and customer experiences. We're proud to be recognized for our visionary approach and focus on innovation.

One of TMC’s most coveted awards, the Communications Solutions Products of the Year Award honors exceptional products and services that facilitate voice, data and video communications that were brought to market or greatly improved upon in the last twelve months.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.